ADAR1 Sends Open Letter to Keros Board of Directors Urging the Board to Engage Constructively on Strategy, Capital Allocation and Board Refreshment

AUSTIN, TX, August 21, 2025 (PR Newswire) — ADAR1 Capital Management, LLC (together with its affiliates, “ADAR1” or “we”), the largest stockholder of Keros Therapeutics (Nasdaq: KROS) (“Keros” or the “Company”) with approximately 13.3% of the Company’s outstanding shares, today released an open letter to Keros’ Board of Directors (the “Board”) expressing its disappointment with the Board’s refusal to engage with ADAR1 on the Company’s strategy, capital allocation priorities and Board refreshment.

The full text of the letter is below.

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Dear Members of the Board:

In July, we wrote to the Board privately to propose an in-person meeting to discuss our ideas to maximize stockholder value. We had hoped that the broad stockholder dissatisfaction evident in the results of the 2025 Annual Meeting would prompt the Board to adopt a more constructive and conciliatory approach to its engagement with investors.

Unfortunately, that hope was misplaced. Rather than welcoming the opportunity to engage with the Company’s largest stockholder, Keros’ management team and Board have repeatedly declined to interact with us directly and instead referred us to the Company’s financial advisor.

As we have conveyed to you (and now to your financial advisor), we believe Keros is worth significantly more than the price at which its stock trades. Its valuation is supported, in our view, by the Company's large cash balance and the net present value of the Takeda partnership for elritercept, which we believe the Company should distribute to stockholders via CVR. Given the large and persistent undervaluation of the Company’s stock, we would like to work collaboratively with the Board to unlock this value for all stockholders.

In furtherance of that goal, we reiterate our request to meet with the independent directors as soon as practicable. We are available to meet at the Company’s headquarters in Lexington or any other location that is convenient for you.

Additionally, we are concerned by the lack of follow-through on the Company’s June 9 announcement regarding the planned return of $375 million in excess capital. Shareholders have now waited for more than two months without any update on the timing or process for the return of capital. We urge the Company to promptly communicate a clear and detailed plan to return capital, specifically through the declaration of a special dividend.

Our strong preference is to work together with the Board to help reorient the Company’s strategic direction into one that benefits all shareholders. However, should the Board continue to refuse our invitations to engage, we will seek to elect new directors at the next Annual Meeting – directors who will embrace their role as fiduciaries and are willing to at least hear the perspectives of stockholders. In the meantime, we caution the Board against making any changes to its composition or to the Company’s strategy without first seeking input from its major stockholders, including ADAR1.

Keros has an opportunity to build significant long-term value for its investors, but doing so requires a Board that is willing to listen to and work constructively with its stockholders. We urge you to take this opportunity to engage with us in good faith.

Sincerely,

Daniel Schneeberger

ADAR1 Capital Management

About ADAR1 Capital Management
ADAR1 Capital Management is an SEC-registered investment manager based in Austin, Texas, focused on public and private equity investments in the life sciences and biotechnology sectors. The firm was founded in October 2018 by Dr. Daniel Schneeberger, who brings over 20 years of experience spanning scientific research, healthcare consulting, institutional investing, and executive leadership in the healthcare industry. He is supported by a team of experienced professionals with deep medical and scientific expertise and a strong track record of biopharmaceutical investing.

Contact:
info@adar1.com
512-254-3790